SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 4, 2002

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F:

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated November 27, 2002 titled, “Ramon Blanco Appointed Chief Operating Officer of Repsol YPF”.

ITEM 1

Press Release
Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsol-ypf.com

Madrid, 27 November 2002
Number of pages: 2

RAMON BLANCO APPOINTED CHIEF OPERATING OFFICER OF REPSOL YPF

The Repsol YPF Board of Directors, in response to a proposal by its Chairman and CEO, Alfonso Cortina, today unanimously approved the appointment of Ramón Blanco Balín as head of the company’s operating management, with the category of Chief Operating Officer. The Board of Directors intends to include the incorporation of Ramón Blanco as one of its Members amongst the resolutions for approval at the next Annual General Shareholders in order to proceed with his appointment as Repsol YPF Chief Operating Officer.

This decision, as Alfonso Cortina explained, “is in line with the latest measures adopted to strengthen our corporate management.”

Since joining Repsol in 1996, Ramón Blanco has held positions of high responsibility, firstly within the Board of Directors, as President of the Auditing Committee, and later on the Executive Committee.

The Chairman, in the name of all Board Members, thanked Ramón Blanco for his dedication, good management, and recognised authority in the company.

Press Release

RAMÓN BLANCO BALÍN

(PROFESSIONAL HISTORY)

Born in 1952 in Leon, married with two children, the above is a graduate in Economics and Business studies at the Madrid Complutense University, an Official Inspector of Finances and Chartered Auditor.

Although he began his professional life as a Civil Servant, he later joined the private sector, occupying a position as Member of the Board of Directors of the Banco Zaragozano (1990–96), and of COFIR; later given the name of NH Hotels (1992–2002).

In 1996, he joined the energy sector, and since then has held several highly responsible positions, such as Member of the Board of Directors and Executive Committee of Gas Natural and Enagás (since 1998).

He entered Repsol in 1996 as Member of the Board of Directors and Chairman of the Auditing Committee, responsibilities which he abandoned to take up executive functions in the company.

Since 2000, Ramón Blanco is Corporate Vice Chairman of Repsol YPF with faculties in all the areas in which he is present, and he has played an outstanding role in the management of company activities in Latin America. Since May 2002, he has also taken on direct responsibility for the Group’s gas and power business area.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2002

REPSOL YPF, S.A.

By:  /s/ Carmelo de las Morenas
Name:  Carmelo de las Morenas
Title:    Chief Financial Officer